LATAM group transported more than 32.8 million passengers between January and May of this year

Operating statistics for May 2024
Santiago, June 10, 2024 - LATAM group transported more than 32.8 million passengers, between January and May of this year, an increase of 16.6% compared to the same period of 2023, according to its operating statistics of May reported today.
This result is explained by the positive domestic performance of the affiliates in Chile, Colombia, Ecuador and Peru, which transported 20.6% more passengers compared to 2023, as well as the affiliate in Brazil, which transported 8.1% more passengers domestically. On the other hand, passengers transported internationally increased 30.6% during January and May, compared to the same period of 2023.
In May alone, LATAM group transported 6.4 million passengers, 11.2% more than in the same period of 2023, while it increased its consolidated capacity, measured in available seats – kilometers (ASK) by 15.9%, driven mainly by 27.6% capacity growth in the international segment.
Consolidated passenger traffic, measured in revenue - passenger kilometers (RPK), grew by 19.3% in May 2024. As a result, the consolidated load factor reached 81.4% during the month, which represents an increase of 2.3 percentage points compared to the same month of last year. Notably there was an increase of 1.4 percentage points in the load factor of the international segment during this period, which reached 83.5%.
Regarding its cargo operations, LATAM group increased capacity, measured in available ton - kilometers (ATK), by 12.4% versus May 2023, reaching 677 million available ton - kilometers.
The following table summarizes the operating statistics for the month and the year to date figures as of May 2024 for the main LATAM business segments:

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations                                                    1
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

LATAM GROUP OPERATIONS	May			Year to Date
	2024	2023	% Change	2024	2023	% Change
LATAM GROUP PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	10,382	8,706	19.3%	52,899	43,635	21.2%
DOMESTIC SSC (1)	1,751	1,587	10.4%	9,393	7,881	19.2%
DOMESTIC BRAZIL (2)	2,988	2,773	7.8%	15,595	14,296	9.1%
INTERNATIONAL (3)	5,643	4,346	29.8%	27,912	21,458	30.1%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	12,760	11,009	15.9%	63,628	54,370	17.0%
DOMESTIC SSC (1)	2,218	2,035	9.0%	11,557	9,811	17.8%
DOMESTIC BRAZIL (2)	3,786	3,680	2.9%	19,536	18,494	5.6%
INTERNATIONAL (3)	6,756	5,293	27.6%	32,535	26,065	24.8%

PASSENGER LOAD FACTOR
SYSTEM	81.4%	79.1%	2.3p.p	83.1%	80.3%	2.9p.p
DOMESTIC SSC (1)	79.0%	78.0%	1.0p.p	81.3%	80.3%	0.9p.p
DOMESTIC BRAZIL (2)	78.9%	75.4%	3.6p.p	79.8%	77.3%	2.5p.p
INTERNATIONAL (3)	83.5%	82.1%	1.4p.p	85.8%	82.3%	3.5p.p

PASSENGER BOARDED (thousand)
SYSTEM	6,382	5,740	11.2%	32,864	28,185	16.6%
DOMESTIC SSC (1)	2,453	2,200	11.5%	12,659	10,500	20.6%
DOMESTIC BRAZIL (2)	2,683	2,588	3.7%	13,909	12,866	8.1%
INTERNATIONAL (3)	1,246	953	30.8%	6,296	4,820	30.6%

LATAM GROUP CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	370	294	25.8%	1,731	1,510	14.7%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	677	602	12.4%	3,269	2,892	13.0%

CARGO LOAD FACTOR
SYSTEM	54.7%	48.9%	5.8p.p	53.0%	52.2%	0.8p.p
(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations                                                    2
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its subsidiaries are the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to Europe, Oceania, Africa, the United States and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321neo A320, A320neo and A319 aircraft. LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group’s cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates' aircraft, they have a fleet of 20 freighters. These cargo subsidiaries have access to the group's passenger aircraft, and operate within the LATAM group network, as well as on exclusive international routes for cargo transportation. In addition, they offer a modern infrastructure and a wide variety of services and support options to meet the needs of its customers.
More financial information at www.latamairlinesgroup.net
www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations                                                    3
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net